UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058
Expires: May 31, 2012
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER
000-53733

CUSIP NUMBER

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

AdEx Media, Inc.

Full Name of Registrant

Former Name if Applicable

883 N. Shoreline Blvd, Suite A-200

Address of Principal Executive Office (Street and Number)

 Mountain View, CA 94043

City, State and Zip Code

1

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

AdEx Media, Inc. (the “Registrant”) will be unable to file its Annual Report on Form 10-K for the period ended December 31, 2009, within the prescribed time period because the Registrant will be unable, without unreasonable effort or expense, to obtain and analyze the business information necessary to complete the preparation of the Company’s financial statements and the review of such financial statements by the Company’s auditors in time for filing.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
 (Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Ben Zadik	650	967-3040
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that in its Form 10-K for the period ended December 31, 2009, it will report significant changes to its revenues and net loss compared to the year ended December 31, 2008.  The Registrant anticipates that it will report revenues of approximately $22.6 million, an increase of approximately 176% in revenue compared to revenues of $8.2 million in 2008. The Registrant anticipates it will report a net loss of approximately $4.8 million for the year ended December 31, 2009 compared to a net loss for the year ended December 31, 2008 of approximately 2.4 million. The Registrant believes the increase in revenues is the direct result of increased volumes in both its internal and external offer platform services.  The Registrant believes the increase in net loss for the period ended December 31, 2009 is the result of (1) increased media spends and payments to affiliates for sales and marketing of internal and external offers; (2) increased general and administrative costs; and (3) impairment charges of approximately $1.1 million related to acquired intangible assets.

2

AdEx Media, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 30, 2010	By:	/s/ Ben Zadik

3